UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| 8-64801 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Harbor View Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

310 3rd Street, Ste. 201
(No. and Street)

| Neptune Beach | FL | 32266 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Michelle McCullough | 904-466-3163 | mmccullough@hvadvisors.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, LLC
(Name – if individual, state last, first, and middle name)

| 4920 West Cypress St., Ste 102 | Tampa | FL | 33607 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 4/13/2010 | 5036 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Carolyn Mathis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Harbor View Advisors, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SARAH ADAMS
Notary Public - State of Florida
Commission # HH 571114
My Comm. Expires Jul 13, 2028
Bonded through National Notary Assn.

Sarah Adams
3.2.2026

Signature: [signature]

Title:
CEO & Chief Compliance Officer

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# HARBOR VIEW ADVISORS, LLC

---

## REPORT PURSUANT TO RULE 17A-5
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

## DECEMBER 31, 2025

| CONTENTS | Page |
|---|---|



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Harbor View Advisors, LLC:

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harbor View Advisors, LLC as of December 31, 2025, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Harbor View Advisors, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Harbor View Advisors, LLC's management. Our responsibility is to express an opinion on Harbor View Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Harbor View Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplementary Information

The Computation of Net Capital Per Uniform Net Capital Rule 15c3-1 and Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Harbor View Advisors, LLC's financial statements. The supplementary information is the responsibility of Harbor View Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Per Uniform Net Capital Rule 15c3-1 and Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Assurance Dimensions*

We have served as Harbor View Advisors, LLC auditor since 2021.
Assurance Dimensions, LLC
Coral Springs, Florida
March 2, 2026

**ASSURANCE DIMENSIONS, LLC**
**also d/b/a McNAMARA and ASSOCIATES, LLC**
**TAMPA BAY:** 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
**JACKSONVILLE:** 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
**ORLANDO:** 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
**SOUTH FLORIDA:** 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

**Harbor View Advisors, LLC**
**Statement of Financial Condition**
**As of December 31, 2025**

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 111,081 |
| Prepaid expenses | | 5,622 |
| Total assets | $ | 116,703 |

**Liabilities & Member's Equity**

| | | |
|---|---|---|
| Accounts payable | $ | 2,600 |
| Due to related party (Note 3) | | 55,010 |
| Total liabilities | | 57,610 |
| | | |
| Member's equity | | 59,093 |
| Total liabilities & member's equity | $ | 116,703 |

The accompanying notes are an integral part of this financial statement

**Harbor View Advisors, LLC**
**Statement of Operations**
**For the Year Ended, December 31, 2025**

**Revenue**

| | | |
|---|---|---|
| Services | $ | - |
| Total revenue | | - |

**Expenses**

| | | |
|---|---|---|
| Professional fees | | 24,100 |
| Other general & administrative (Note 3) | | 419,945 |
| Regulatory | | 5,454 |
| Computer & internet | | 16,022 |
| Total expenses | | 465,521 |
| **Net Loss** | $ | (465,521) |

The accompanying notes are an integral part of this financial statement

**Harbor View Advisors, LLC**
**Statement of Changes in Member's Equity**
**For the Year Ended, December 31, 2025**

| | | |
|---|---|---|
| **Member's Equity as of January 1, 2025** | $ | 280,594 |
| Capital contributions | | 244,020 |
| Net loss | | (465,521) |
| **Member's Equity as of December 31, 2025** | $ | 59,093 |

**Harbor View Advisors, LLC**
**Statement of Cash Flows**
**For the Year Ended, December 31, 2025**

**Cash Flows From Operating Activities:**

| | | |
|---|---|---|
| Net loss | $ | (465,521) |
| | | |
| Adjustment to reconcile net loss to net cash used in operating activities: | | |
| Provision for credit loses | | 50,000 |
| Changes in operating assets and liabilities: | | |
| Prepaid expenses | | 3,080 |
| Due from/to related party | | 324,669 |
| Accounts payable & accrued liabilities | | (6,125) |
| Net cash used in operating activities | | (93,897) |

**Cash Flows From Financing Activities:**

| | | |
|---|---|---|
| Capital contributions | | 140,977 |
| Net cash provided by financing activities | | 140,977 |

| | | |
|---|---|---|
| **Net increase in Cash & Cash Equivalents** | | 47,080 |

| | | |
|---|---|---|
| **Cash and Cash Equivalents at Beginning of Year** | | 64,001 |

| | | |
|---|---|---|
| **Cash and Cash Equivalents at End of Year** | $ | 111,081 |

Supplemental disclosures for non-cash investing and financing activities:
Non-cash capital contributions:

| | | |
|---|---|---|
| Contribution through forgiveness of payable from expense sharing agreement | $ | 103,043 |

The accompanying notes are an integral part of this financial statement

| NOTE 1. | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES |
|---|---|

### *Description of Business and Organization*

Harbor View Advisors, LLC (the Company) is a broker-dealer, formed in July 2009, and specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective October 8, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on strategic consulting and advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital. The Company has only one class of member's equity.

On January 1, 2024, HVA Holdings ("Holdings"), the Company's parent company, changed its business strategy whereby certain services are to be performed and recognized by Holdings and others by the Company. Additionally, the Company entered into an expense sharing agreement with HVA Holdings to allocate approximately 5% of shared costs to the Company.

### *Government and Other Regulation*

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

### *Cash and Cash Equivalents*

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The amount held in excess of the federally insured limits as of December 31, 2025, was $0.

### *Accounts Receivable from customers*

ASU 2016-13 Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. Credit losses are provided for on the allowance method based on historical experience and management's estimation of credit losses on outstanding receivables. Receivables are written off against the allowance based on the individual credit evaluation and specific circumstances of the client.

NOTE 1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable are stated at the amount the Company expects to collect. An allowance for credit losses is maintained for estimated losses resulting from the inability of customers to make required payments. We consider the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of our customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. We provide for estimated uncollectible amounts through a charge to earnings and a credit to the valuation allowance. Balances that remain outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

For the year ended December 31, 2025, the Company wrote off the remaining outstanding unbilled revenue of $50,000. As of December 31, 2025, the Company does not have outstanding accounts receivable.

*Revenue Recognition*

The Company recognizes revenue in accordance with ASC-606, *Revenue from Contracts with Customers*. Services from contracts with customers includes advisory services income and transaction success fees. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Revenue for mergers and acquisitions (M&A) advisory services is generally recognized over time throughout the term of the engagement as this performance obligation is met.

As additional consideration for the M&A advisory services noted above, the Company receives transaction success fees based on the completion of a transaction. Success fees generally are variable, often based on the transaction price. Revenue for transaction success fees are recognized only upon the completion of a transaction. Earnouts and other delayed payments are estimated and recognized in the year they are deemed likely to be realized. Certain expenses are reimbursed by customers and included in revenue.

| NOTE 1. | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) |
|---|---|

### *Revenue Recognition (continued)*

The Company did not have any revenue to record for the year ending December 31, 2025.

### *Income Taxes*

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of the Company's sole member.

The Company assesses its tax positions in accordance with *Accounting for Uncertainties in Income Taxes* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years that remain subject to examination by the Company's major tax jurisdictions. The Company does not have any tax examinations in process. The tax returns of the Company for the years ending in 2025, 2024, 2023 and 2022 are subject to examination by the Internal Revenue Service, generally for three years after filed.

Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Interest and penalties related to uncertain tax positions, if any, are classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

**NOTE 1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

*Use of Estimates in the Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

*Segment Reporting*

ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures is a new guidance that requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. The additional requirements did not have a material impact on the financial statements.

| NOTE 2. | NET CAPITAL REQUIREMENTS |
|---|---|

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that Net Capital, as defined, shall be at least the greater of $5,000 or one-fifteenth (one-eighth for the initial year and one-fifteenth thereafter) of Aggregate Indebtedness, as defined. At December 31, 2025, the Company's Net Capital was $53,471 which was $48,471 more than the requirements and the ratio of Aggregate Indebtedness to Net Capital was 1.07741 to 1.

| NOTE 3. | RELATED PARTY TRANSACTIONS |
|---|---|

The Company shares certain expenses with its' parent company, HVA Holdings, LLC, including salaries and other general and administrative expenses. These expenses totaled $365,055 for the year ending December 31, 2025 and are included in the Other general & administrative line item on the Statement of Operations. As of December 31, 2025, the Company owed $55,010 to HVA Holdings, LLC for allocated expenses.

| NOTE 4. | SEGMENT REPORTING |
|---|---|

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 1), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's segment revenue and expenses are in line with what is in the Company's statement of operations and includes all significant categories that are provided to the CODM for review. Also, the segment assets are the same as those reported in the Company's statements of financial condition.

| NOTE 5. | SUBSEQUENT EVENTS |
|---|---|

The Company has evaluated subsequent events for adjustment to, or disclosure in, its financial statements through March 2, 2026, the date the financial statements were issued, which is the date the financial statements were available to issued and determine there are no subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.

SUPPLEMENTARY INFORMATION

**Harbor View Advisors, LLC**
**Computation of Net Capital Per Uniform Net Capital Rule 15c3-1**
**December 31, 2025**

| | | |
|---|---|---:|
| **Credits** | | |
| Member's equity | $ | 59,093 |
| | | |
| **Debits** | | |
| Accounts receivable from customers | | - |
| Prepaid expenses | | 5,622 |
| Due from related party | | 0 |
| Total debits for non-allowable assets | | 5,622 |
| | | |
| **Net Capital** | | 53,471 |
| | | |
| **Minimum Net Capital Requirement** - Greater of $5,000 or 6 2/3% of | | |
| Aggregate Indebtedness of $57,610 | | 5,000 |
| | | |
| **Excess Net Capital** | $ | 48,471 |
| | | |
| **Ratio of Aggregate Indebtedness to Net Capital** | | 1.07741 |
| | | |
| **Schedule of Aggregate Indebtedness** | | |
| Accounts payable | | 57,610 |
| Total aggregate indebtedness | $ | 57,610 |

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

**Harbor View Advisors, LLC**
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2025

---

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically footnote 74, the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.



HARBOR VIEW

March 2, 2026

Assurance Dimensions
2000 Banks Road
Suite 218
Margate, FL 33063

Harbor View Advisors, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) through the most recent fiscal year without exception.

Harbor View Advisors, LLC

I, Carolyn Mathis, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Compliance Officer


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT
REVIEW

To the Member
of Harbor View Advisors, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Harbor View Advisors, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Harbor View Advisors, LLC's management is responsible for compliance with the provisions, throughout the most recent fiscal year, contemplated by Footnote 74 of SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harbor View Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

*Assurance Dimensions*

Assurance Dimensions, LLC
Coral Springs, Florida
March 2, 2026

**ASSURANCE DIMENSIONS, LLC**
**also d/b/a McNAMARA and ASSOCIATES, LLC**
**TAMPA BAY:** 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
**JACKSONVILLE:** 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
**ORLANDO:** 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
**SOUTH FLORIDA:** 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.